Ms. Lyn Shenk

Branch Chief

U.S. Securities and Exchange Commission

100F Street, N.E.

Washington, DC 20549

Re:	McCormick & Schmick’s Seafood Restaurants, Inc.
Form 10-Q for Fiscal Quarter Ended June 26, 2010
File No. 000-50845

Dear Ms. Shenk:

This letter responds to your comments to the Quarterly Report on Form 10-Q of McCormick & Schmick’s Seafood Restaurants, Inc. for the Fiscal Quarter Ended June 26, 2010. We have included your numbered comments below and our response follows.

Form 10-Q for Fiscal Quarter Ended June 26, 2010

Notes to Condensed Consolidated Financial Statements - Unaudited

Note 8. Restatement - Gift Card Revenue Accounting, page 7

1.	You disclose that you have not accounted for discounted gift card breakage properly since you began selling discounted gift cards. You also disclose that the error is only material to those periods restated, being the thirteen and thirty-nine week periods ended September 26, 2009 and thirteen week period and fiscal year ended December 26, 2009. So that we may better understand your circumstances, please tell us the following:

•	When you began (i) selling and (ii) recording breakage for discounted gift cards.

The Company began selling discounted gift cards in the third quarter of fiscal year 2006 and established an accounting policy for recording breakage related to discounted gift cards at that time. The Company recognized its initial breakage related to discounted gift cards in the third quarter of fiscal year 2008. Our accounting policies for gift card treatment, including our policies regarding breakage, were discussed in our Annual Reports on Form 10-K for each fiscal year since the year ended December 31, 2006.

•	The amount of discounted gift cards sold in each quarterly period since inception through June 26, 2010.

The amounts below represent the amount of discounted gift cards sold in each quarterly period since inception through June 26, 2010.

(in thousands)
	2006		2007		2008		2009		2010
		Q1	-	Q1	$1,081	Q1	$1,593	Q1	$1,146
		Q2	-	Q2	$408	Q2	$1,811	Q2	$2,130
Q3	$700	Q3	$2,375	Q3	$1,407	Q3	$1,274
Q4	$800	Q4	$6,367	Q4	$5,037	Q4	$6,316
	$1,500		$8,742		$7,933		$10,994		$3,276

•

The amount of discounted gift card breakage income erroneously recognized in each period through June 26, 2010, and the cumulative amount of discounted gift card breakage income not properly recognized through June 26, 2010 that has not been corrected for in the financial statements that have been restated.

The amounts below represent the amount of discount breakage income erroneously recognized in each quarterly period from inception through June 26, 2010.

(in thousands)
	2006		2007		2008		2009		2010
		Q1	-	Q1	-	Q1	-	Q1	$24
		Q2	-	Q2	-	Q2	-	Q2	-
Q3	-	Q3	-	Q3	$45	Q3	$232
Q4	-	Q4	-	Q4	$51	Q4	$595

The amounts below represent the gift card breakage income adjustments recorded in our restated financials.

	(in thousands)
	9/26/2009	12/26/2009
	Form 10-Q/A	Form 10-K/A
Gift Card Breakage Income Adjustment	$328	$923

The cumulative amount of discounted gift card breakage income not properly recognized through June 26, 2010 that has not been corrected for in the financial statements that have been restated is $24,000.

•

The basis for your conclusion that the accounting error in regard to the discounted gift card breakage income is not material to any period through June 26, 2010 other than those that have been restated.

The accounting error in regard to discounted gift card breakage income was not considered material to any period through June 26, 2010 other than those that have been restated. Our conclusion relative to the materiality of the error to the periods affected was based on both a quantitative and qualitative analysis including the following:

o	Uncorrected amounts represented less than 0.1% of revenue for each respective quarter.

o	Uncorrected amounts represented less than 5% of pre-tax income or less for each respective quarter.

o	There is no impact on cash flows and does not change net income to net loss.

o	The accounting error would not change our debt covenant compliance, regulatory compliance and did not have any effect on management compensation.

o	The error was not intentional and did not involve fraud or concealment of unlawful transactions.

o	Our investors place a higher emphasis on operating metrics such as comparable sales, traffic, product mix, net pricing, restaurant development and cost-cutting measures and these operating metrics were not affected by the gift card breakage error.

•	How the (i) error was identified, (ii) amount of the error in each restated period was determined, and (iii) gift cards sold on a discounted basis were identified to apply the applicable accounting.

The error was identified by management in the second quarter of 2010 as part of our financial statement review process which included discussing and performing an analysis of discounted gift card breakage income.

The amount of the error in each restated period was determined by calculating the proper amount of discount breakage income that should have been recorded and comparing those amounts to the discounted gift card breakage income actually recognized in each respective period.

The Company only sells discounted gift cards with two third party distributors. These cards are tracked separately, therefore, all of the gift cards sold through these two third party distributors were identified to apply the applicable accounting.

2.	In your next Form 10-Q and in each subsequent Form 10-K, to the extent appropriate, please revise your revenue recognition accounting policy to disclose (i) that you sell gift cards on a discounted basis and (ii) your accounting for the associated discount upon (a) sale, (b) redemption and (c) breakage. Provide us with your intended revised disclosure.

We will add appropriate disclosure similar to the following in future filings.

“Revenues are recognized at the point of delivery of products and services. The Company recognizes gift card income when the gift card is redeemed by the guest; or the likelihood of the gift card being redeemed by the guest is remote (gift card breakage) and the Company determines there is no legal obligation to remit the value of unredeemed gift cards to governmental entities. The Company determines the gift card breakage rate based upon historical redemption patterns. Certain of our gift cards are sold on a discount and the net value (face value to be redeemed less the discount offered) is deferred until redeemed or breakage is deemed appropriate. Gift card income is included within revenues.”

Please contact the undersigned at (503) 226-3440 should you require any additional information or have any questions.

Sincerely,

/s/ Michelle M. Lantow
Michelle M. Lantow
Chief Financial Officer